March 17, 2005
via U.S. mail

Charles G. Preble
President and Chief Executive Officer
Peru Copper Inc.
475 West Georgia Street, Suite 920
Vancouver, British Columbia
CANADA V6B 4M9


Re:  	Peru Copper Inc.
	Form F-1/A filed February 25, 2005
 	File No. 333-121527

	Response Letter dated February 25, 2005

Dear Mr. Preble:

      We have reviewed the above filing and response letter and have the following comments. We have limited our review to the areas commented on below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-1/A

General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.
2. We reissue prior comment 5 regarding the need to update the information in the prospectus with each amendment.

Risk Factors, page 6,
	Risks Relating to our business and industry, page 6
		We may not be able to access sufficient water..., page 8
3. Please remove the mitigating language in the last sentence under this heading regarding the adequacy of access to water, power and storage facilities.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 23
4. We note your response number 35. Supplementally confirm that the
Peruvian national for whom tuition payments have been paid is not a related party to the company, its directors or its officers.

Workers` Participation, page 53
5. Based on the disclosure on page 63 regarding the number of the company`s Peruvian employees, it appears that the company may be subject to the Workers` Participation law. As requested in our prior comment, please supplement the disclosure under this heading by stating whether or not the law currently applies to you.

Material Income Tax Considerations, page 72
6. As explained in our prior comment, a U.S. investor is entitled to know of the material Canadian federal income tax consequences, and not just "considerations," regarding the ownership and disposition of your securities. Revise the title and the text of this section accordingly.
Plan of Distribution, page 88
7. Please identify any of the selling securityholders who are registered broker-dealers or affiliates of registered broker-dealers.
If you determine that any selling securityholders are registered broker-dealers, please revise your disclosure to indicate that such selling securityholders are underwriters unless they received their shares as compensation for investment banking services. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling securityholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling securityholder is an underwriter.

Engineering Comments

Mineral Resources, page 39
8. You state in your letter that you have revised your disclosure in response to our prior comment 68 (your 67), but we are unable to locate the responsive disclosure. Consequently, we reissue our prior comment 68 regarding the cutoff grade concept being important to understanding the potential of the mineral property. Disclose the cutoff grade and a definition for the term "cutoff" that illuminates the fact that a cutoff grade or tenor is used to define a mineral resource that has reasonable prospects for economic extraction.
In
establishing the cut-off grade, the economic assumptions must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices. Please call us if you have any questions with respect to this comment.
Exhibits
Exhibit 99.2, page 3
9. Information in the Exhibit appears to be inconsistent with the disclosure in the prospectus. Please withdraw the exhibit or advise us as to why you feel the exhibit is required.

Closing Comments
      Please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      No other review of the registration statement has been made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

      You may contact George K. Schuler, Mining Engineer, at (202) 824-5527 if you have questions regarding the engineering comments. Direct all other questions to Mellissa Campbell Duru at (202) 942-1930 or, in her absence, to the undersigned at (202) 942-1870. Please send all correspondence to us at the following ZIP code:
20549-0405.

        	               					Sincerely,



                              H. Roger Schwall
					Assistant Director


cc: 	M.Duru
      K. Schuler
      J. Weitzel
      B. Stem

      via facsimile
      Christopher Schultz, Esq.
      (212) 957-3983 (facsimile)






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Peru Copper Inc.
March 17, 2005
page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE